UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

GENCO SHIPPING & TRADING LIMITED
(Name of Issuer) Common Stock, par value $.01 per share
(Title of Class of Securities) Y2685T 10 7
(CUSIP Number)

Peter C. Georgiopoulos
c/o Genco Shipping & Trading Limited
299 Park Avenue
New York, New York 10171
(212) 763-5600

with a copy to:

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Attn: Gary J. Wolfe
(212) 574-1223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) August 10, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. Y2685T 10 7

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Peter C. Georgiopoulos

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO (see Instructions)

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER

4,492,816

	8.	SHARED VOTING POWER

0

	9.	SOLE DISPOSITIVE POWER

4,492,816

	10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,492,816

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.5%

14.	TYPE OF REPORTING PERSON

IN (see Instructions)

EXPLANATORY NOTE

The purpose of this Amendment No. 5 to Schedule 13D is to report the entry into by the Reporting Person of a demand promissory note and security agreement secured by, among other things, 3,651,610 shares of the Issuer's Common Stock.

ITEM 1.             SECURITY AND ISSUER.

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 11, 2010 by and on behalf of Peter C. Georgiopoulos (the "Reporting Person") with respect to shares of common stock, par value $0.01 per share (the "Common Stock"), of Genco Trading & Shipping Limited, a Marshall Islands corporation (the "Issuer").  The principal executive offices of the Issuer are located at 299 Park Avenue, 20th Floor, New York, New York 10171.

ITEM 3.             SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The following paragraph is added to Item 3:  On December 21, 2010, the Issuer granted to the Reporting Person 200,000 shares of Common Stock under its equity incentive plan as incentive compensation.  These shares of Common Stock will vest, if at all, in equal installments on the first four anniversaries of November 15, 2010.  No additional compensation was paid for these shares of Common Stock.

ITEM 5.             INTEREST IN SECURITIES OF THE ISSUER.

The following paragraph is added to Item 5:  The Reporting Person beneficially owns an aggregate of 4,492,816 shares of Common Stock, representing approximately 12.5% of the shares of Common Stock outstanding based upon 35,966,198 shares of Common Stock outstanding as of July 26, 2011, as reported in the Issuer's Form 10-Q that was filed with the SEC on the same date.  The Reporting Person has sole power to vote or to direct the vote of and to dispose of or direct the disposition of all of the shares of Common Stock reported on this Schedule.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The following paragraph is added to Item 6:  The Reporting Person has entered into a loan agreement with Leveret International Inc.  The loan is secured by, among other things, 3,651,610 shares of Common Stock of the Issuer held by the Reporting Person.  Under the terms of the demand promissory note and security agreement, the Reporting Person may not trade or otherwise dispose of the collateral without the lender's consent.  The demand promissory note and security agreement also contains standard default provisions, the occurrence of which could result in the transfer of voting power and power of disposition over the pledged common shares to Leveret.  The demand promissory note and security agreement is attached hereto as Exhibit 2.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.	Power of Attorney executed by Peter C. Georgiopoulos on April 21, 2008 appointing Thomas E. Molner, Terrence L. Shen, and Randal D. Murdock

Exhibit 2.	Demand Promissory Note and Security Agreement by and between Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011. *

* Filed herewith

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:           August 17, 2011

PETER C. GEORGIOPOULOS /s/ PETER C. GEORGIOPOULOS

EXHIBIT 2

Demand Promissory Note and Security Agreement
by and between
Leveret International Inc. and Peter C. Georgiopoulos dated as of August 10, 2011.

$20,457,000	August 10, 2011
New York, New York

DEMAND PROMISSORY NOTE AND SECURITY AGREEMENT

For value received, and on the terms and subject to the conditions set forth herein, Peter C. Georgiopoulos, an individual residing at 47 Charles Street, New York, NY 10014 (the "Borrower"), hereby promises to pay at any time after December 31, 2011 to Leveret International Inc. (the "Lender" or "Leveret") or its order, or any of its successors and permitted assigns, within five days of demand by the Lender (such date, the "Termination Date"), the unpaid principal amount of the loan (the "Loan") made by the Lender to the Borrower hereunder, as evidenced hereby, which loan will be made in one or more installments in an aggregate principal amount of up to Twenty Million Four Hundred Fifty-Seven Thousand United States dollars ($20,457,000).  The Borrower hereby promises to pay interest on the unpaid principal amount of the Loan on the dates and at the rate provided for herein.

Section 1.  Certain Terms Defined. The following terms for all purposes of this Demand Promissory Note and Security Agreement (this "Note") shall have the respective meanings specified below.  Terms used but not defined herein that are defined in the Uniform Commercial Code in effect in the State of New York shall have the meanings specified therein.

"Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in New York, New York or Athens, Greece are authorized by law to close.

"Morgan Stanley-Leveret Loan" means the loan made in one or more installments from Morgan Stanley & Co. Incorporated or any of its affiliates, as lender, to Leveret, as borrower, in the aggregate amount of approximately $17,455,000, which loan will be used to partially fund the loan made from the Lender to the Borrower hereunder.

"Securities Account" means the securities account numbered 004G73321 created and maintained by Morgan Stanley & Co. LLC for and on behalf of the Borrower, and any account in replacement or substitution thereof.

Section 2.  Maturity Of the Loan.  The Loan shall mature, and the principal amount of the Loan funded hereunder shall become immediately due and payable (together with accrued but unpaid interest thereon), on the Termination Date (or if any such day is not a Business Day, then on the next succeeding Business Day).

Section 3.  Interest Payments.  The unpaid principal amount of the Loan shall bear interest, for each day from the date hereof until it becomes due, at a rate per annum equal to interest rate payable by Leveret for the relevant time period under the Morgan Stanley-Leveret Loan.  Such interest shall be due and payable on the Termination Date (or if any such day is not a Business Day, then on the next succeeding Business Day).

Any overdue principal of or interest on the Loan shall bear interest, payable on demand, for each day until paid at a rate per annum equal to the lesser of (i) the maximum interest rate permitted by applicable law and (ii) the interest rate otherwise in effect plus three (3) percent.

Interest shall be computed on the basis of a year of 365 days and paid for the actual number of days elapsed (including the first day but excluding the last day).

Section 4.  Optional Prepayments.  The Borrower may prepay the Loan in whole or in part at any time without penalty by paying the principal amount to be prepaid together with interest accrued thereon to the date of such prepayment.

Section 5.  General Provisions As To Payments.  All payments of principal of and interest on the Loan by the Borrower hereunder shall be made not later than 12:00 Noon (New York City time) on the date when due by cashier's check or by wire transfer of immediately available funds to the Lender's account at a bank in the United States specified by the Lender in writing to the Borrower without reduction by reason of any set-off or counterclaim.

Section 6.  Representations and Warranties of the Borrower.  The Borrower represents and warrants to the Lender that:

a.	it has full power and authority to enter into and perform its obligations under this Note;

b.	this Note constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms;

c.	this Note does not violate any law, court order or material agreement by which the Borrower is bound;

d.	the Borrower's performance under this Note is not threatened by any pending or threatened litigation;

e.
no part of the proceeds of the Loan will be used for the purpose of buying or carrying "margin stock," within the meaning of Regulation U of the Board of Governors of the Federal Reserve System of the United States of America; and

f.
it has good and marketable title to all of the Collateral, subject to no pledge, lien, mortgage, hypothecation, security interest, charge, option or other encumbrance whatsoever, other than the lien and security interest in favor of the Lender created hereunder or under any other obligation of the Borrower to the Lender.

Section 7.  Affirmative Covenants.  The Borrower agrees that until all of the Borrower's obligations hereunder have been paid and performed in full, the Borrower shall:

a.	comply with all applicable laws, rules, regulations and orders applicable to the Borrower;

b.	maintain appropriate books and accounts; and

c.	pay all applicable taxes as they become due.

Section 8.  Negative Covenants.  The Borrower agrees that until all of the Borrower's obligations hereunder have been paid and performed in full, the Borrower shall not, without the prior written approval of the Lender:

a.	transfer Collateral out of the Securities Account, trade or otherwise dispose of any Collateral;

b.
create, assume or permit to exist any mortgage, charge, encumbrance, pledge, lien or other security interest on any Collateral (other than the lien and security interest in favor of the Lender created hereunder or under any other obligation of the Borrower to the Lender);

c.	enter into any agreement in which the terms of such agreement would restrict or impair the right or ability of the Borrower to perform its obligations under this Note; or

d.	enter into any agreement to do any of the foregoing.

Section 9.  Events Of Default.  Each of the following events shall constitute an "Event of Default":

a.	the principal of the Loan shall not be paid when due;

b.	any interest on the Loan shall not be paid when due;

c.
other than in respect of the events specified in a. and b. above, the Borrower defaults in the due and punctual observance or performance of any covenant, condition or agreement contained in this Note or any other agreement executed in connection herewith and such default is not cured within five (5) Business Days after notice from the Lender;

d.
a court shall enter a decree or order for relief in respect of the Borrower in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect and such decree or order shall remain unstayed and in effect for a period of sixty (60) consecutive days; or

e.
the Borrower shall commence a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consent to the entry of an order for relief in an involuntary case under any such law, consent to the appointment of a receiver (or similar official) in respect of the finances of the borrower or for a substantial part of the property of the Borrower, or the Borrower shall make any general assignment for the benefit of creditors.

If an Event of Default described in (d) or (e) above shall occur, the unpaid principal and accrued interest on the Loan shall become immediately due and payable without any declaration or other act on the part of the Lender.  Immediately upon the occurrence of any Event of Default described in (d) or (e) above, or upon failure to pay this Note on the Termination Date, the Lender, without any notice to the Borrower, which notice is expressly waived by the Borrower, may proceed to protect, enforce, exercise and pursue any and all rights and remedies available to the Lender under this Note and any other agreement or instrument, and any and all rights and remedies available to the Lender at law or in equity.

If any Event of Default described in clauses (a) through (c) shall occur for any reason, whether voluntary or involuntary, and be continuing, the Lender may by notice to the Borrower declare all or any portion of the unpaid principal amount of and accrued interest on the Loan to be due and payable, whereupon the full unpaid amount of and accrued interest on the Loan which shall be so declared due and payable shall be and become immediately due and payable, without further notice, demand or presentment.

Section 10.  Collateral.  To secure all obligations of the Borrower in connection with the Loan, the Borrower hereby pledges and grants to the Lender and its successors and assigns a security interest in all of its right title and interest in the following property (the "Collateral"):

a.	the securities listed on Schedule A hereto (the "Pledged Shares");

b.
the Securities Account and all property held therein or credited thereto, including, without limitation, the Pledged Shares and any and all other Securities, Financial Assets, Investment Property, Security Entitlements, Instruments, or funds or cash with respect to the Pledged Shares or any other property, in each case as credited to the Securities Account;

c.	all rights accompanying the Collateral (including, without limitation, voting rights); and

d.
all Proceeds of any of the Collateral and all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing and all payments on or under and all proceeds of every kind and nature whatsoever in respect of any or all of the foregoing including all proceeds of the conversion, voluntary or involuntary, into cash or other liquid property, all cash proceeds, accounts, notes, drafts, checks, deposit accounts, insurance proceeds, rights to payment of any and every kind and other forms of obligations, instruments and other property which at any time constitute all or part of or are included in the proceeds of any of the foregoing and any substitutions or replacements therefor.

Prior to the occurrence an Event of Default, the Borrower shall have the right to exercise any voting rights in respect of the Pledged Shares.  Upon the occurrence and during the continuance of an Event of Default, the Lender shall have the exclusive right to exercise any voting rights in respect of the Pledged Shares.

This Note constitutes a security agreement for purposes of the Uniform Commercial Code in all relevant jurisdictions. Upon an Event of Default, the Lender shall have all the rights and remedies of a secured party provided in the Uniform Commercial Code in force in New York.  The Collateral is granted as security only and shall not subject the Lender to, or in any way affect or modify, any obligation or liability of the Borrower with respect to any of the Collateral or any transaction in connection therewith.

The Borrower agrees that it will, in such manner and form as the Lender may require, execute, deliver, file and record any financing statement, specific assignment or other paper and take any other action that may be necessary or desirable, or that the Lender may request, in order to create, preserve, perfect or validate any security interest or to enable the Lender to exercise and enforce its rights hereunder with respect to any of the Collateral.

The Borrower hereby irrevocably appoints the Lender his true and lawful attorney, with full power of substitution, in the name of the Borrower, the Lender or otherwise, for the sole use and benefit of the Lender, but at the expense of the Borrower, to the extent permitted by law to exercise, at any time and from time to time after an Event of Default has occurred and while it is continuing, all or any of the powers to sell, transfer, assign or otherwise deal in or with the same or the proceeds or avails of all or any of the Collateral, as fully and effectually as if the Lender were the absolute owner of all or any of the Collateral, provided that the Lender shall give the Borrower not less than ten (10) days' prior written notice of the time and place of any sale or other intended disposition of any of the Collateral.

The Lender may, in its commercially reasonable judgment, determine to sell all or any part of the Collateral in a private sale.  The Borrower recognizes that, by reason of certain prohibitions contained in the Securities Act of 1933, as amended, and applicable state securities laws, the Lender may be compelled, with respect to any sale of all or any part of the Collateral, to limit purchasers to those who will agree, among other things, to acquire the Collateral for their own account, for investment and not with a view to the distribution or resale thereof.  The Borrower acknowledges that any such private sale may be at prices and on terms less favorable to the Lender than those obtainable through a public sale without such restrictions, and, notwithstanding such circumstances, agrees that any such private sale of Collateral subject to the aforesaid prohibitions shall not be deemed not to have been made in a commercially reasonable manner because such sale was effected in such manner and that the Lender shall have no obligation to engage in public sales and no obligation to delay the sale of any Collateral for the period of time necessary to permit the respective issuer thereof or obligor thereunder to register such Collateral for public sale.

The Borrower covenants and agrees that in the event that any of the Collateral shall become subject to any lien or security interest (other than the lien and security interest in favor of the Lender created hereunder or under any other obligation of the Borrower to the Lender and Permitted Liens), or the lien on and security interest in the Collateral in favor of the Lender created hereunder shall cease to be a perfected security interest in and lien on any of such Collateral except pursuant to a release herein contemplated, the Borrower will promptly take whatever action may be necessary to release such other liens or security interests or to restore the Lender's lien on and security interest in the Collateral as a perfected security interest or lien, as the case may be.  The Borrower acknowledges that money damages would not be a sufficient remedy for the breach of Borrower's covenant in this paragraph and that, in addition to all other remedies that may be available, the Lender shall be entitled to specific performance as a remedy for any such breach.

Section 11.  Further Assurances.  The Borrower hereby agrees that, from time to time upon the written request of the Lender, the Borrower will execute and deliver such further documents and do such other acts and things as the Lender may reasonably request in order fully to effect the purposes of this Note and to protect and preserve the priority and validity of the security interests granted hereunder.

Section 12.  Powers And Remedies Cumulative; Delay Or Omission Not Waiver Of Event Of Default.   No right or remedy herein conferred upon or reserved to the Lender is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

No delay or omission of the Lender to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any Event of Default or an acquiescence therein; and every power and remedy given by this Note or by law may be exercised from time to time, and as often as shall be deemed expedient, by the Lender.

Section 13.  Transfers.  Neither the Borrower nor the Lender may transfer or assign this Note nor any right or obligation hereunder to any person or entity without the prior written consent of the other party.  Nothwithstanding the foregoing, the Lender may transfer or assign this Note to any affiliate of the Lender without the prior consent of the Borrower.

Section 14.  Modification.  This Note may be modified only with the written consent of both the Borrower and the Lender.

Section 15.  Expenses.  The Borrower agrees to pay to the Lender (i) all expenses incurred by Leveret in connection with the Morgan Stanley-Leveret Loan and (ii) all out-of-pocket expenses (including reasonable expenses for legal services of every kind) of, or incident to, the enforcement of any of the provisions of this Note.

Section 16.  Indemnification.  The Borrower agrees to indemnify and hold harmless the Lender (and its affiliates, agents, successors and assigns, (an "Indemnified Party")) from and against any and all losses, liabilities, deficiencies, costs, damages and expenses (including, without limitation, reasonable attorneys' fees, charges and disbursements) incurred by such Indemnified Party as a result of any inaccuracy in or breach of the representations, warranties or covenants made by the Borrower herein, except to the extent that such amounts result from the gross negligence or willful misconduct of the Lender.

Section 17.  Miscellaneous.  This Note shall be deemed to be a contract under the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said state.  Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any litigation directly or indirectly arising out of, under or in connection with this Note.  Each party hereto agrees that any legal action or proceeding against any other party arising out of or relating to this Note may be brought in a New York State court or Federal court of the United States of America sitting in New York City, and each party irrevocably submits to the nonexclusive jurisdiction of any such court.  The parties hereto hereby waive presentment, demand, notice, protest and all other demands and notices in connection with the delivery, acceptance, performance and enforcement of or any default under this Note, except as specifically provided herein, and assent to extensions of the time of payment, or forbearance or other indulgence without notice.  The Section headings herein are for convenience only and shall not affect the construction hereof.  Any provision of this Note which is illegal, invalid, prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such illegality, invalidity, prohibition or unenforceability without invalidating or impairing the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.  This Note shall bind the Borrower and his or her heirs, administrators, executors, personal representatives and permitted assigns.  The rights under and benefits of this Note shall inure to the Lender and its successors and assigns.

Section 18.  Satisfaction of Existing $3,000,000 Note.  The loan made from the Lender to the Borrower under the existing Promissory Note, dated July 21, 2011, made by the Borrower payable to the Lender, in the aggregate principal amount of $3,000,000 (the "Existing Note") is hereby terminated and all amounts owing under the Existing Note are recharacterized as amounts owing and secured under this Note, pursuant to the terms hereof.  The Existing Note is terminated and is of no further force or effect.

[Signature Page Follows]

IN WITNESS WHEREOF, the Borrower has caused this Note to be duly executed as of the date first written above.

BORROWER

/s/ Peter C. Georgiopoulos
Peter C. Georgiopoulos

[Signature Page to Demand Promissory Note and Security Agreement]

SCHEDULE A

(Pledged Shares)

a.
the 4,205,250 common shares, par value $0.01 per share (the "Aegean Shares"), of Aegean Marine Petroleum Network Inc., a corporation organized and existing under the laws of the Republic of the Marshall Islands, and any certificates representing the Aegean Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Aegean Shares;

b.
the 3,876,981 common shares, par value $0.01 per share (the "GMR Shares"), of General Maritime Corporation, a corporation organized and existing under the laws of the Republic of the Marshall Islands, and any certificates representing the GMR Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the GMR Shares;

c.
the 92,000 common shares, par value $0.01 per share (the "Baltic Shares"), of Baltic Trading Limited, a corporation organized and existing under the laws of the Republic of the Marshall Islands, and any certificates representing the Baltic Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Baltic Shares;

d.
the 3,651,610 common shares, par value $0.01 per share (the "Genco Shares"), of Genco Shipping and Trading Limited, a corporation organized and existing under the laws of the Republic of the Marshall Islands, and any certificates representing the Genco Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Genco Shares;

e.
the 123,626 warrants to purchase ordinary shares, par value $0.001 per share (the "China Hydroelectric Warrants") of China Hydroelectric Corporation, a corporation organized and existing under the laws of the Cayman Islands, and any certificates or other documents representing the China Hydroelectric Warrants, and all ordinary shares, dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for the exercise of any or all of the China Hydroelectric Warrants; and

f.
the 71,918 common shares, par value $0.001 per share (the "Cross Canyon Shares"), of Cross Canyon Energy Corp., a corporation organized and existing under the laws of the State of Nevada, and any certificates representing the Cross Canyon Shares, and all dividends, interest, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Cross Canyon Shares.